December 6, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C., 20549

Attn: Ms. Christine Westbrook

Re:	Mallinckrodt Inc. (CIK 0001766927) Registration Statement on Form 10 Filed on March 26, 2019 and amended by Amendment No. 1 on May 10, 2019 and Amendment No. 2 on June 27, 2019 File No. 001-38845

Dear Ms. Westbrook:

ST 2020 LLC (f/k/a Mallinckrodt Inc.), a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form 10 (File No. 001-38845), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed by the Company on March 26, 2019 and was amended by Amendment No. 1 on May 10, 2019 and further amended by Amendment No. 2 on June 27, 2019. The Company wishes to withdraw the Registration Statement because it determined not to pursue the registration of its common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as was contemplated by the Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005.

Very truly yours,

/s/ Bryan M. Reasons
ST 2020 LLC
President

cc:	Victor Goldfeld, Wachtell, Lipton, Rosen & Katz